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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hong Kong Health Check and Laboratory Holdings Company Limited

*CURRENT ADDRESS Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 19 2007
B
THOMSON
FINANCIAL

FILE NO. 82- 03906 FISCAL YEAR 3/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 10/5/07



康健醫療科技控股有限公司
Town Health Medical Technology Holdings Company Limited

ARLS
3-31-06

Annual Report 2006

Stock Code : 397



BOARD OF DIRECTORS

Executive Directors

Mr. Chi Chi Hung, Kenneth
Mr. Cho Kwai Yee, Kevin
Ms. Choi Ka Yee, Crystal
Dr. Fung Yiu Tong, Bennet
Mr. Siu Kam Chau

Independent Non-executive Directors

Mr. Chan Chi Yuen
Mr. Chun Jay
Mr. Lo Chun Nga

COMPANY SECRETARY

Mr. Chi Chi Hung, Kenneth

AUDIT COMMITTEE

Mr. Chan Chi Yuen
Mr. Chun Jay
Mr. Lo Chun Nga

AUDITORS

HLB Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants
31st Floor, Gloucester Tower, The Landmark
11 Pedder Street, Central
Hong Kong SAR

REGISTERED OFFICE

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

PRINCIPAL BANKERS

Dah Sing Bank Limited
Wing Hang Bank Limited

PRINCIPAL SHARE REGISTRARS AND TRANSFER OFFICE

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

HONG KONG BRANCH SHARE REGISTRARS AND TRANSFER OFFICE

Tengis Limited
26/F, Tesbury Centre
28 Queen's Road East
Hong Kong

On behalf of the Board of Directors, I have pleasure in presenting the annual report of the Company and its subsidiaries (the "Group") for the year ended 31 March 2006.

BUSINESS REVIEW

The Group faced unprecedented challenges in the financial year ended 31 March 2006. The garment division and the securities trading division delivered less than satisfactory performance. To combat the challenging operating conditions, the Group undertook a series of measures to improve cost effectiveness and operational efficiency.

In view of the severe market competition faced by the existing operations, the Group actively explored growth opportunities in other sectors. In December 2005, the Group issued four-year convertible notes to Town Health International Holdings Company Limited, one of the largest private medical service providers in Hong Kong, thereby raising approximately HK$60 million. Most of the proceeds is utilised in setting up a large health check and laboratory centre in Hong Kong.

The initial investment of the centre is HK$70 million to HK$80 million. The approximate 20,000 square feet centre is located at Majestic Centre on Nathan Road, a high traffic region in Tsimshatsui. Equipped with advanced medical diagnosis equipment, the centre provides one-stop health check and laboratory services, comprising primarily body check, medical laboratory, advanced diagnostic imaging services and day care observation services. The comfortable and stylish setting of the centre helps to relieve the anxiety and stress of the waiting patients, which effectively differentiates the centre from other laboratory centres and hospitals offering similar services.

In March 2006, the Group made an order to Siemens Limited, an internationally renowned medical equipment supplier, for equipment with a total value of HK$54.8 million, including MRI System, PET/CT Scanner and Mammography System etc. To further improve the standard of its operational and financial management, the Board was reorganised with Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal and Mr. Siu Kam Chau as executive directors in March 2006. In May 2006, Dr. Fung Yiu Tong, Bennet was also appointed into the Board as an executive director. In addition, the Company was officially renamed as "Town Health Medical Technology Holdings Company Limited" in the beginning of the year to better reflect the development of its new operations in the future.

PROSPECTS

The increasingly hectic lifestyle and heavy workload in the city has given birth to the prevalence of urban illnesses. People are increasing concern about healthcare and prevention of sickness as "Prevention is the Best Cure". The prevailing awareness of healthcare helps improve life expectancy while also creates opportunities for the health check and laboratory sectors. Therefore, the Group expanded its business scope to the healthcare sector in a bid to achieving a breakthrough in its business.

Currently, health check centres in Hong Kong are generally limited in operating scale and variety of checking and testing services. Against this backdrop, the Group intends to set up a one-stop health check centre with a site area of about 20,000 square feet, primarily providing services like body checks, medical tests, advanced imaging diagnosis and daytime patient monitor. Given such unique operating model which caters for the market demand, it is believed that the centre will be warmly received upon commencement of operation, contributing to a surge in the Group's turnover. Preparation work of the centre is in smooth progress and the centre is expected to start business by the fourth quarter of this year.

With the continued de-regulation of the PRC medicare market, a flourish prospect is anticipated for the privately-owned medicare service sector. Hence, the Group will actively explore the feasibility of expanding its health check operations into the PRC through introduction of the operating model of the one-stop health check centre.

CONCLUSION

Although the Group's business is in an early stage of development, the Board is fully confident in its future prospects. It is believed that, upon commencement of the health check and laboratory business, the Group will see a sharp breakthrough in both turnover and earnings.

APPRECIATION

I would like to take this opportunity, on behalf of the Board of Directors, to extend my sincere appreciation to all suppliers, customers, shareholders, board members as well as staff for their hard work and valuable contribution.

Chi Chi Hung, Kenneth
Chairman

Hong Kong, 28 June 2006

BUSINESS REVIEW

The Group recorded a loss for the year of HK$45,346,000. Turnover decreased by 65% to approximately HK$1,450,000. The losses include impairment of approximately HK$36,579,000, which the management considers it necessary to recognize in the context of a substantial overhaul of the Group's business. The impairment is reflective of the market changes in the garment industry in which the Group operates and of management's decision to refine the Group's business focus to concentrate on more specialized niche markets, such as the health care market, so as to generate higher margins in the future. Impairment made serve to write down assets of the Group that management considers will not contribute within the refocused business. The process of restructuring the business, and efforts to strengthen the senior management, will continue throughout the current year.

Fair value loss on financial assets at fair value through profit or loss amounted to approximately HK$1,260,000 was recorded as the Group's investments in securities was not satisfactory due to the fluctuation of the market and securities prices.

During the year, the Company has completed several fund raising activities and thus the financial position of the Group is much strengthened. As at 31 March 2006, the Group had cash and bank balances of approximately HK$47,202,000 and investment in securities of approximately HK$16,170,000.

PROSPECTS

Looking forward, as interest rate is still on the rise and if coupled with other factors such as the possibility of outbreak of the bird flu, the market in the year 2006 may become more volatile. Thus the Group is cautious on the performance of both its securities investment and the garment business.

In view of the increase in the public awareness of the importance of health in face of the epidemic diseases such as Acute Respiratory Syndrome (SARS) and bird flu in recent years, there is a high potential public demand for health checks services. The Group is establishing a one-stop day-time body health check centre for the provision of health check, advanced diagnostic imaging services, day care observation services and medical related services. In the health check centre there will be advanced medical technology equipment such as various diagnostic imaging systems and blood/disease testing equipments. The Centre will be located at Basement 2 of Majestic Centre, 348 Nathan Road, Kowloon, Hong Kong. Recruitment of expertise and staff and ordering of medical equipment for the health check centre has commenced since April 2006. It is anticipated that the health check centre will be opened by September 2006.

Sustained growth in PRC and economic integration with Hong Kong's economy will provide opportunities for investors. As a result, on 18 April 2006, the Group entered into a subscription agreement with Dr. Francis Choi Chee Ming for the formation of a JV company. The total investment of the Group in the JV company amounts to HK$21,000,000, representing 70% of the issued share capital of the JV Company. The JV company will be engaged in the business of healthcare and medical checks in the PRC.

LIQUIDITY AND FINANCIAL POSITIONS

As at 31 March 2006, shareholders' fund and net current assets of the Group amounted to HK$1,873,000 (2005: HK$20,812,000) and HK$46,135,000 (2005: HK$9,821,000) respectively.

As at 31 March 2006, the Group's bank balances and cash amounted to HK$47,202,000 (2005: HK$2,146,000). In view of the Group's bank balances and cash and net current assets, it is believed that the Group has sufficient resources to meet the foreseeable working capital demands and capital expenditure.

The monetary assets and liabilities and business transaction of the Group are mainly carried and conducted in Hong Kong dollars and Renminbi. The Group maintain a prudent strategy in its foreign exchange risk management, where foreign exchange risk are minimized via balancing the monetary assets versus monetary liabilities, and foreign exchange revenue versus foreign exchange expenditures.

EXECUTIVE DIRECTORS

Mr. Chi Chi Hung, Kenneth, aged 37, has over 11 years of experience in accounting and financial control. Mr. Chi holds a Bachelor of Accountancy Degree from the Hong Kong Polytechnic University and is a fellow member of the Association of Chartered Certified Accountants in the United Kingdom, an associate member of the Hong Kong Institute of Certified Public Accountants, an associate member of the Hong Kong Institute of Company Secretaries and an associate member of the Institute of Chartered Secretaries and Administrators in the United Kingdom. Mr. Chi is a director of Golden Resorts Group Limited whose shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). He joined the Group in March 2003.

Ms. Choi Ka Yee, Crystal, aged 25, graduated from Boston College in the United States of America with a bachelor degree of science in accountancy. She also completed her master degree in corporate finance from the Hong Kong Polytechnic University in 2006. Ms. Choi joined Early Light Group in September 2003, which is principally engaged in the manufacturing and trading of toys and property investment. Ms. Choi has extensive knowledge in accounting and corporate finance. Ms. Choi is also an executive director and vice-chairman of Town Health International Holdings Company Limited, a company whose shares are listed on the GEM Board of the Stock Exchange. She joined the Group in March 2006.

Mr. Cho Kwai Yee, Kevin, aged 44, graduated from Newcastle Upon Tyne University in United Kingdom with a bachelor degree in 1990. He also holds a Diploma in Management Studies from The Hong Kong Polytechnic University. He has been holding various senior executive positions in a number of corporations. Mr. Cho is also an executive director of Town Health International Holdings Company Limited, a company whose shares are listed on the GEM Board of the Stock Exchange. He joined the Group in March 2006.

Dr. Fung Yiu Tong, Bennet, aged 39, graduated from The University of Hong Kong and holds the qualifications of MBBS (HK), MRCGP, DCH (London), DFM (CUHK) and Dip Med (CUHK). He is responsible for the strategic development of the Group's health check business. He is in-charge of the overall supervision of the medical health check division of the Group. Dr. Fung is also an executive director of Town Health International Holdings Company Limited, a company whose shares are listed on the GEM Board of the Stock Exchange. He joined the Group in May 2006.

Mr. Siu Kam Chau, aged 41, holds a bachelor degree in accountancy from the City University of Hong Kong. He is a fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. He is also a certified public accountant (practising). Mr. Siu worked in an international accounting firm and a number of listed groups. He has over 17 years of working experience in accounting, company secretary and corporate finance and has extensive knowledge in fund raising and merger and acquisition activities. He had held senior position in a number of corporations and worked as an executive director in three companies whose shares are listed on the main board of the Stock Exchange or GEM. He is also an independent non-executive director of Wang On Group Limited, a company whose shares are listed on the Main Board of the Stock Exchange. He joined the Group in March 2006.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Chun Jay, aged 41, holds a bachelor degree in Computer Science from The Shanghai University of Science and Technology. He has a solid background in information technology and marketing and over 14 years of management and investment experience. Mr. Chun is currently the chairman and executive director of LifeTec Group Limited, a company whose shares are listed on the Main Board of the Stock Exchange. He joined the Group in January 2005.

Mr. Chan Chi Yuen, aged 40, holds a bachelor degree with honours in Business Administration and is a fellow member of The Hong Kong Institute of Certified Public Accountants and The Association of Chartered Certified Accountants. Mr. Chan is a practising certified public accountant and holds directorship in various listed companies in Hong Kong. He has extensive experience in accounting, taxation, financial management, corporate finance and corporate governance. He joined the Group in January 2005.

Mr. Lo Chun Nga, aged 55, has over 26 years experience in business management in Hong Kong and People's Republic of China. Mr. Lo is currently a director of The Hong Kong Commerce and Industry Associations Limited and also a director of Hong Kong Shatin Industries and Commerce Association Limited. He joined the Group in May 2006.

The directors submit herewith their report together with the audited financial statements of the Company and its subsidiaries (collectively, the "Group") for the year ended 31 March 2006.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities and other particulars of the Company's principal subsidiaries are set out in Note 19 to the financial statements.

SEGMENT INFORMATION

An analysis of the Group's performance by principal activities and geographical locations of operations for the year ended 31 March 2006 is set out in Note 7 to the financial statements.

RESULTS AND APPROPRIATION

The results of the Group for the year ended 31 March 2006 and the state of affairs of the Company and of the Group as at that date are set out in the financial statements on pages 21 to 62 of this annual report.

The directors do not recommend the payment of a dividend in respect of the year ended 31 March 2006 (2005: Nil).

PRINCIPAL SUBSIDIARIES

Details of the Group's principal subsidiaries as at 31 March 2006 are set out in Note 19 to the financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of movements in property, plant and equipment of the Group during the year are set out in Note 18 to the financial statements.

BORROWINGS AND INTERESTS CAPITALISED

Particulars of the Group's borrowings as at 31 March 2006 are set out in Note 23 to the financial statements. No interest was capitalised by the Group during the year.

SHARE CAPITAL

Details of movements in the share capital of the Company during the year are set out in Note 25 to the financial statements.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Bye-laws or the laws of Bermuda which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

HUMAN RESOURCES

At 31 March 2006, the total number of employees of the Group in Hong Kong and the PRC was 8. Our human resources policy is to attract, develop and retain the most competent people; develop potential individuals and promote career advancement; recognise accomplishment and individual achievements.

The Company has adopted a share option scheme as an incentive to directors and eligible employees, details of which are set out in Note 26 to the financial statements.

Details of staff retirement benefits of the Group are set out in Note 14 to the financial statements.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption of the Company's share by the Company or any of its subsidiaries during the year ended 31 March 2006.

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in Note 27 to the financial statements.

DISTRIBUTABLE RESERVES

As at 31 March 2006, the Company had no retained profits available for cash distribution and/or distribution in specie. Under the Companies Act 1981 of Bermuda (as amended), the Company's contributed surplus in the amount of approximately HK$29,390,000 is not available for distribution as at 31 March 2006.

MAJOR SUPPLIERS AND CUSTOMERS

During the year under review, sales to the five largest customers of the Group accounted for approximately 37.6% of the turnover for the year. Purchases from the five largest suppliers of the Group accounted for approximately 51.1% of the total purchases for the year. The largest customer and supplier of the Group accounted for approximately 16.7% and 30.8% of the turnover and the total purchases respectively for the year.

As far as the directors are aware, none of the directors, their associates or shareholders (who to the knowledge of the directors own more than 5% of the Company's issued share capital) were interested at any time during the year in any of the above customers and suppliers.

FIVE-YEAR FINANCIAL SUMMARY

	Year ended 31 March				
Results	**2006**	2005	2004	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	**1,450**	4,150	23,117	23,410	28,620
(Loss)/profit from operations	**(5,360)**	(25,672)	1,723	(121,624)	(68,061)
Finance costs	**(3,407)**	(3,087)	(1,601)	(285)	(208)
Impairment losses	**(36,579)**	–	–	–	–
(Loss)/profit before taxation	**(45,346)**	(28,759)	122	(121,909)	(68,269)
Taxation	–	(10)	(26)	–	–
(Loss)/profit for the year	**(45,346)**	(28,769)	96	(121,909)	(68,269)
Attributable to:					
Equity holders of the Company	**(45,346)**	(28,769)	103	(121,923)	(67,821)
Minority Interest	–	–	(7)	14	(448)
	(45,346)	(28,769)	96	(121,909)	(68,269)

	As at 31 March				
Assets and liabilities	**2006**	2005	2004	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Intangible assets	–	–	–	–	50,454
Property, plant and equipment	**12**	10,991	20,021	3,205	54,018
Current assets	**86,137**	61,441	95,522	31,440	33,228
Total assets	**86,149**	72,432	115,543	34,645	137,700
Current liabilities	**40,002**	51,620	72,137	19,686	42,253
Long-term portion of obligations under hire-purchase contracts	–	–	249	229	229
Convertible notes	**44,274**	–	–	–	–
Total liabilities	**84,276**	51,620	72,386	19,915	42,482
Net assets	**1,873**	20,812	43,157	14,730	95,218
Capital and reserves:					
Share capital	**11,595**	8,829	73,580	44,780	74,639
Reserves	**(9,722)**	11,983	(30,423)	(30,082)	20,561
Equity attributable to the equity holders of the Company	**1,873**	20,812	43,157	14,698	95,200
Minority interests	–	–	–	32	18
Total Equity	**1,873**	20,812	43,157	14,730	95,218

DIRECTORS

The directors of the Company during the financial year and up to the date of this report were:

Executive directors

Mr. Chi Chi Hung, Kenneth *(Chairman)*	
Ms. Choi Ka Yee, Crystal	(Appointed on 14 March 2006)
Mr. Cho Kwai Yee, Kevin	(Appointed on 14 March 2006)
Mr. Siu Kam Chau	(Appointed on 14 March 2006)
Dr. Fung Yiu Tong, Bennet	(Appointed on 22 May 2006)
Mr. Wong Hin Shek, Hans	(Resigned on 14 March 2006)

Independent non-executive directors

Mr. Chan Chi Yuen	
Mr. Chun Jay	
Mr. Lo Chun Nga	(Appointed on 22 May 2006)
Mr. Lau Man Tak	(Resigned on 22 May 2006)

In accordance with Bye-law 102(B) of the Company's Bye-laws, Ms. Choi Ka Yee, Crystal, Mr. Cho Kwai Yee, Kevin, Mr. Siu Kam Chau, Dr. Fung Yiu Tong, Bennet and Mr. Lo Chun Nga shall retire from office at the forthcoming annual general meeting and, being eligible, offers themselves for re-election.

In accordance with the Company's Bye-law 99, Mr. Chan Chi Yuen will retire by rotation at the forthcoming annual general meeting and, being eligible, offer himself for re-election.

EMOLUMENTS OF DIRECTORS AND THE FIVE HIGHEST PAID INDIVIDUALS

Details of emoluments of directors and the five highest paid individuals of the Group are set out in Note 12 to the financial statements.

DIRECTORS' SERVICE CONTRACTS

None of the directors who is proposed for re-election at the forthcoming annual general meeting has an unexpired service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation, other than normal statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

Save as disclosed under the heading "Connected Transaction" below, no contracts of significance to which the Company or any of its subsidiaries was a party and in which any director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES

(I) Interests and short positions in shares and underlying shares and debentures of the Company

At 31 March 2006, the interests and short positions of the directors in the share capital and underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, were as follows:

Long positions in ordinary shares of the Company:

	Number of shares held, capacity and nature of interest	
Name of director	**Corporate interest**	**Percentage of the Company's issued share capital**
Ms. Choi Ka Yee, Crystal	100,000,000 *(Note (a))*	8.62%

Note:

(a) Ms. Choi Ka Yee, Crystal is taken to be interested in those Shares in which Central View International Limited, a company which is wholly and beneficially owned by her, is interested.

Save as disclosed above, as at 31 March 2006, none of the directors had registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

(II) Share options

The Company adopted a share option scheme on 17 November 2003 (the "Scheme"), for the primary purpose of providing incentives to directors and employees. Under the Scheme, the Company may grant options to eligible persons, including directors of the Company and its subsidiaries, to subscribe for shares in the Company.

Particulars of the Scheme and details of movements of share options during the year ended 31 March 2006 are set out in Note 26 to the financial statements.

DIRECTORS RIGHTS TO ACQUIRE SHARES OR DEBT SECURITIES

Save as disclosed under the section headed "DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES", at no time during the year was the Company or any of its holding companies, fellow subsidiaries or subsidiaries a party to any arrangements to enable the directors or chief executives of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and none of the directors or chief executives, nor any of their spouses or children under the age of 18, had any rights to subscribe the securities of the Company, or had exercised any such rights during the year.

SUBSTANTIAL SHAREHOLDERS

As at 31 March 2006, the register of substantial shareholders maintained by the Company pursuant to section 336 of the SFO shows that, the following shareholders had notified the Company of relevant interests and short positions in the issued share capital of the Company:

Long positions in ordinary shares of the Company:

Shareholders	Capacity	Number of ordinary shares held	Percentage of the issued share capital of the Company
Lee Wai Man *(Note 1)*	Beneficial owner, held by controlled corporation	300,188,825	25.89%
Ma Siu Fong *(Note 1)*	Beneficial owner, held by controlled corporation	300,188,825	25.89%
Chu Yuet Wah *(Note 1)*	Held by controlled corporation	292,688,825	25.24%
Kingston Securities Limited *(Note 1)*	Beneficial owner	292,688,825	25.24%
Choi Ka Yee, Crystal *(Note 2)*	Held by controlled corporation	100,000,000	8.62%
Central View International Limited *(Note 2)*	Beneficial owner	100,000,000	8.62%

Notes:

1. These Shares represent the portion of the Shares to be placed by placing agent pursuant to the placing agreement dated 9 December 2005, to which Kingston Securities Limited is deemed to be interested pursuant to the SFO. The placing agent is owned as to 49% by Ma Siu Fong and as to 51% by Chu Yuet Wah. The number specified represents (i) Kingston Securities Limited's interest in the 292,688,825 Shares to be placed by Kingston Securities Limited; and (ii) the 7,500,000 Shares beneficially owned by Mr. Lee Wai Man. Mr. Lee Wai Man is the husband of Ms. Ma Siu Fong. He is therefore deemed to be interested in the underlying Shares in which Ms. Ma Siu Fong is deemed to hold interest. Ms. Ma Siu Fong is deemed to be interested in the Shares in which Mr. Lee Wai Man holds an interest.

2. Central View International Limited is a company wholly-owned by Ms. Choi Ka Yee, Crystal, who is also a director of the Company.

Other than as disclosed above, the Company has not been notified of any other relevant interests or short positions in the issued share capital of the Company as at 31 March 2006.

CONNECTED TRANSACTION

On 26 April 2006, the Company announced that Hong Kong Health Check Centre Limited, an indirect wholly owned subsidiary of the Company, and Majestic Centre Limited entered into a conditional tenancy agreement dated 29 March 2006 (as supplemented by a supplemental tenancy agreement dated 26 April 2006), pursuant to which Majestic Centre Limited (as landlord) agreed to lease a property to Hong Kong Health Check Centre Limited (as tenant) for an initial term of two years and ten months from 1 June 2006 to 31 March 2009 (both days inclusive). A director of the Company, namely, Ms. Choi Ka Yee, Crystal and her associates (as defined under the Listing Rules) are interested in 50% of the shareholdings of Majestic Centre Limited. The transaction constituted a non-exempt continuing connected transaction on the part of the Company under the Listing Rules, further details of which were set out in the Company's circular dated 11 May 2006. Subsequent to the balance sheet date, the resolutions in respect of the transaction were duly passed by the Company's shareholders at the special general meeting of the Company held on 29 May 2006.

Save as disclosed above, there were no other transactions which are required to be disclosed as connected transactions in accordance with the requirements of the Listing Rules.

SUBSEQUENT EVENTS

Details of significant events occurring after the balance sheet date are set out in Note 32 to the financial statements.

CORPORATE GOVERNANCE

Principal corporate governance practices as adopted by the Company are set out in the Corporate Governance Report on pages 16 to 19.

AUDITORS

The financial statements were audited by Messrs. HLB Hodgson Impey Cheng who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

Chi Chi Hung, Kenneth
Chairman

Hong Kong, 28 June 2006

The Board of Directors of the Company (the "Board") is committed to maintaining a high standard of corporate governance. The Board believes that a high standard of corporate governance will provide a framework for the Group to formulate the business strategies and policies, and manage the associated risks through effective internal control procedures. It will also enhance the transparency of the Group and strengthen the accountability to the shareholders and creditors.

The Company has adopted the code provisions set out in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The Company has complied with all the applicable code provisions in the Code throughout the year ended 31 March 2006, except that certain board meetings are held with shorter than 14 days which is a deviation from code provision A.1.3 of the Code, and that the Independent Non-Executive Directors are appointed with no specific terms which is a deviation from code provision A.4.1 of the Code.

DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules (the "Model Code") as the code of conduct regarding securities transactions by the Directors of the Company. Having made specific enquiry of all the Directors, all the Directors confirmed that they have complied with the required standard set out in the Model Code throughout the year ended 31 March 2006.

BOARD OF DIRECTORS

Up to the date of this annual report, the Board comprises eight members, five of which are Executive Directors, namely Mr. Chi Chi Hung, Kenneth who is the Chairman of the Board, Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal, Mr. Siu Kam Chau and Dr. Fung Yiu Tong, Bennet. The other three members are Independent Non-Executive Directors, namely Mr. Chan Chi Yuen, Mr. Chun Jay and Mr. Lo Chun Nga.

The Board held nine meetings during the year ended 31 March 2006. The Board is responsible for the formulation of the Group's business strategies and overall policies, and monitoring the performance of the management. The Executive Directors are delegated the power to execute the business strategies, develop and implement the policies in the daily operation of the Group. The Independent Non-Executive Directors provide their professional advices to the Group whenever necessary.

All Directors have full and timely access to all the information and accounts of the Group. The Directors may seek independent professional advice at the expense of the Company.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Mr. Chi Chi Hung, Kenneth, the Chairman of the Company and Mr. Cho Kwai Yee, Kevin , Chief Executive Officer since 2006, have segregated and clearly defined roles.

NON-EXECUTIVE DIRECTORS

The Company has received written confirmation from each of the Independent Non-Executive Directors as regards to their independence to the Company as required under the Listing Rules.

The Company considers that each of the Independent Non-Executive Directors is independent to the Company.

None of the Independent Non-Executive Directors is appointed for a specific term but are subject to rotation and re-election at the annual general meeting in accordance with the Company's Bye-laws.

REMUNERATION COMMITTEE

The Remuneration Committee has adopted specific written terms of reference in accordance with the provisions set out in the Code. The principal duties of the Remuneration Committee are to formulate the Company's remuneration policy and recommend remuneration packages for all the Directors and senior management to the Board for approval. The Company's remuneration policy is to provide a competitive level of remuneration in accordance with current market conditions to attract and motivate the Directors and staff for their contribution.

Up to the date of this annual report, the Remuneration Committee comprises three Independent Non-Executive Directors, namely Mr. Lo Chun Nga, who is the Chairman, Mr. Chan Chi Yuen and Mr. Chun Jay.

The Remuneration Committee held one meeting during the year ended 31 March 2006. The Remuneration Committee reviewed the remuneration policy of the Company, assessed the performance of the Executive Directors and senior management and recommended specific remuneration packages of all the Directors and senior management to the Board.

NOMINATION OF DIRECTORS

The Company does not have a nomination committee. The Board as a whole is responsible for the procedure of agreeing to the appointment of its members and for nominating appropriate person for election by shareholders at the annual general meeting, either to fill a casual vacancy or as an addition to the existing directors.

The notice of the annual general meeting contains detailed information on election of Directors including detailed biography of all Directors standing for election or re-election to enable shareholders to make an informed decision on their election.

AUDITORS' REMUNERATION

The remuneration payable to the Group's auditors, HLB Hodgson Impey Cheng, for its audit services and non-audit services for the year ended 31 March 2006 amounted to HK$280,000.

AUDIT COMMITTEE

The Audit Committee has adopted specific written terms of reference in accordance with the provisions set out in the Code. The principal duties of the Audit Committee is to consider the appointment and remuneration of the external auditor, to monitor the integrity of the Group's financial statements with focus on the changes in accounting policies and practices, major judgmental areas, significant audit adjustments, going concern assumptions, and compliance with accounting standards, the Listing Rules and other legal requirements, and to review the Group's financial reporting system and internal control procedures.

The Audit Committee comprises three Independent Non-Executive Directors, namely Mr. Lo Chun Nga as the Chairman of the Committee, Mr. Chan Chi Yuen and Mr. Chun Jay.

The Audit Committee held two meetings during the year ended 31 March 2006. The Audit Committee reviewed the Group's financial statements for the year ended 31 March 2005 and for the six months ended 30 September 2005 respectively, discussed audit scope and findings with the Company's auditors and reviewed the Group's financial reporting system and internal control procedures. The Audit Committee also approved the remuneration of the Company's auditors for their audit services for the year.

The Audit Committee has reviewed the Group's audited financial statements for the year ended 31 March 2006 with the Directors.

ATTENDANCE OF DIRECTORS AT MEETINGS

The attendance of the Directors at the meetings of the Board, the Audit Committee and the Remuneration Committee during the year ended 31 March 2006 is set out below:

	Number of meetings attended/held		
Director	**Board**	**Audit Committee**	**Remuneration Committee**
Executive Director			
Chi Chi Hung, Kenneth *(Chairman)*	9/9	–	–
Cho Kwai Yee, Kevin (appointed on 14 March 2006)	1/9	–	–
Choi Ka Yee, Crystal (appointed on 14 March 2006)	1/9	–	–
Siu Kam Chau (appointed on 14 March 2006)	1/9	–	–
Wong Hin Shek, Hans (resigned on 14 March 2006)	8/9	–	–
Independent Non-Executive Director			
Chun Jay	4/9	2/2	1/1
Chan Chi Yuen	4/9	2/2	1/1
Lau Man Tak (resigned on 22 May 2006)	4/9	2/2	1/1

ACCOUNTABILITY AND AUDIT

The Directors acknowledge their responsibility for preparing the accounts which give a true and fair view of the state of affairs of the Group and of the Company and of the loss and cash flows of the Group for the year ended 31 March 2006 in accordance with the Companies Ordinance. The Directors have prepared the accounts on a going concern basis, and have selected appropriate accounting policies and applied them consistently, with applicable disclosures required under the Listing Rules and pursuant to statutory requirements.

The statement issued by the auditors of the Company regarding their reporting responsibilities is set out in detail in the Auditors' Report on page 20.

INTERNAL CONTROLS

The Directors have the overall responsibility for internal control, including risk management, and sets appropriate policies having regard to the objectives of the Group. The Directors, through the Audit Committee, have continued to review the effectiveness of the Group's system of financial and non-financial controls. The system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. Controls are monitored by management review and by a programme of internal audits.

HLB 國衛會計師事務所
Hodgson Impey Cheng

31/F, Gloucester Tower
The Landmark
11 Pedder Street, Central
Hong Kong SAR

Chartered Accountants
Certified Public Accountants

TO THE SHAREHOLDERS OF
TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED
(Formerly known as STARBOW HOLDINGS LIMITED)
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 21 to 62 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2006 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

HLB Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants

Hong Kong, 28 June 2006

For the year ended 31 March 2006

	Note	2006 HK$'000	2005 HK$'000
Turnover	7	**1,450**	4,150
Cost of sales		**(1,381)**	(5,010)
Gross profit/(loss)		**69**	(860)
Other operating income	8	**1,469**	2,599
Fair value loss on financial assets at fair value through profit or loss		**(1,260)**	–
Net unrealized holding losses on other investments		**–**	(10,317)
Impairment losses	9	**(36,579)**	–
Loss on disposal of subsidiaries	11	**–**	(13)
Administrative expenses		**(5,638)**	(17,081)
Finance costs	10	**(3,407)**	(3,087)
Loss before taxation	9	**(45,346)**	(28,759)
Taxation	15	**–**	(10)
Loss for the year attributable to the equity holders of the Company	16	**(45,346)**	(28,769)
Dividends		**–**	–
Loss per share			
Basic	17	**(4.9) cents**	(3.9) cents
Diluted	17	**(4.9) cents**	(3.8) cents

As at 31 March 2006

	Note	2006 HK$'000	2005 HK$'000
Non-current assets			
Property, plant and equipment	18	**12**	10,991
Current assets			
Inventories		**–**	6
Trade and other receivables	20	**22,765**	41,859
Investments in securities	21	**16,170**	17,430
Bank balances and cash		**47,202**	2,146
		86,137	61,441
Less: Current liabilities			
Trade and other payables	22	**5,009**	4,772
Short-term borrowings – due within one year	23	**34,993**	46,848
		40,002	51,620
Net current assets		**46,135**	9,821
Total assets less current liabilities		**46,147**	20,812
Less: Non-current liabilities			
Convertible Notes I	24	**44,274**	–
Net assets		**1,873**	20,812
Capital and reserves			
Share capital	25	**11,595**	8,829
Reserves	27	**(9,722)**	11,983
Equity attributable to the equity holders of the Company		**1,873**	20,812

The financial statements on pages 21 to 62 were approved and authorized for issue by the Board of Directors on 28 June 2006 and signed on its behalf by:

Chi Chi Hung, Kenneth
Director

Cho Kwai Yee, Kevin
Director

As at 31 March 2006

	Note	2006 HK$'000	2005 HK$'000
Non-current assets			
Interests in subsidiaries	19	–	–
Current assets			
Amounts due from subsidiaries	19	**64,156**	4,174
Other receivables	20	**9**	8
Bank balances and cash		**9,628**	1,561
		73,793	5,743
Less: Current liabilities			
Other payables	22	**1,752**	1,039
Net current assets		**72,041**	4,704
Total assets less current liabilities		**72,041**	4,704
Less: Non-current liabilities			
Convertible Notes I	24	**44,274**	–
Net assets		**27,767**	4,704
Capital and reserves			
Share capital	25	**11,595**	8,829
Reserves	27	**16,172**	(4,125)
Equity attributable to the equity holders of the Company		**27,767**	4,704

Chi Chi Hung, Kenneth
Director

Cho Kwai Yee, Kevin
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 March 2006

	2006 *HK$'000*	2005 *HK$'000*
Opening balance of equity	**20,812**	43,157
Exchange difference on translation of foreign operations	**2**	–
Net income recognized directly in equity	**2**	–
Loss for the year attributable to the equity holders of the Company	**(45,346)**	(28,769)
Total recognized expenses for the year	**(45,344)**	(28,769)
Issue of shares	**10,510**	6,621
Share issue expenses	**(167)**	(197)
Equity component of Convertible Notes I	**16,062**	–
	26,405	6,424
Closing balance of equity	**1,873**	20,812

For the year ended 31 March 2006

	Note	2006 HK$'000	2005 HK$'000
Net cash used in operating activities	28	**(9,615)**	(19,884)
Cash flows from investing activities			
Payments to acquire property, plant and equipment		**(12)**	(909)
Deposit paid for acquisition of the Equipments		**(16,440)**	–
Payments to acquire investments in securities		**–**	(1,176)
Disposal of subsidiaries	11	**–**	1,145
Proceeds from disposal of property, plant and equipment		**–**	823
Proceeds from disposal of listed securities		**–**	1,216
Net cash (used in)/generated from investing activities		**(16,452)**	1,099
Cash flows from financing activities			
Net proceeds from issue of new shares		**10,343**	6,424
Net proceeds from issue of the Convertible Notes I		**60,000**	–
New short-term borrowings raised		**19,321**	47,320
Repayment of short-term borrowings		**(19,231)**	(47,642)
Repayment of hire-purchase contracts		**–**	(328)
Net cash generated from financing activities		**70,433**	5,774
Increase/(decrease) in cash and cash equivalents		**44,366**	(13,011)
Cash and cash equivalents at beginning of the year		**2,146**	15,157
Effect of foreign exchange rate changes		**690**	–
Cash and cash equivalents at end of the year		**47,202**	2,146
Analysis of the balances of cash and cash equivalents			
Bank balances and cash		**47,202**	2,146

1. CORPORATE INFORMATION

Town Health Medical Technology Holdings Company Limited (the "Company") was incorporated in Bermuda with limited liability. The shares of the Company were listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on 13 October 1993.

The Company's registered office is situate at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda, and its principal place of business is situate at Shop 2B & 2C, Level 1, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong.

Pursuant to the special resolution passed by the Company's shareholders at the special general meeting of the Company held on 13 February 2006, the name of the Company was changed from "Starbow Holdings Limited" to "Town Health Medical Technology Holdings Company Limited" with effect from 27 February 2006.

The financial statements are presented in Hong Kong dollars, which is also the functional currency of the Company.

The Company is an investment holding company. The Group is principally engaged in the manufacturing and sales of garment in the People's Republic of China (the "PRC"). Details of the Company's subsidiaries are set out in Note 19.

2. CAPITAL RAISING ACTIVITIES

During the year ended 31 March 2006, the Company undertook the following capital raising activities:

(a) CN Subscription Agreement

On 9 December 2005, the Company entered into a conditional convertible notes subscription agreement (the "CN Subscription Agreement") with Top Act Group Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of Town Health International Holdings Company Limited. Pursuant to the CN Subscription Agreement, Top Act Group Limited agreed to subscribe for the convertible notes ("Convertible Notes I") of an aggregate principal amount of HK$60,000,000 (the "CN Subscription"). At the initial conversion price of HK$0.041 per share (subject to adjustments), upon exercise in full of the conversion rights attached to the Convertible Notes I issued under the CN Subscription Agreement, an aggregate of 1,463,414,634 conversion shares would fall to be issued by the Company. The net proceeds from the issuance of convertible notes would be used for the establishment of a new centre for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong and general working capital for the Group.

Details of the CN Subscription were set out in the Company's circular dated 20 January 2006 and the resolutions in respect of the CN Subscription were duly passed by the Company's shareholders at the special general meeting of the Company held on 13 February 2006. Completion of the CN Subscription Agreement took place on 23 February 2006 and the Convertible Notes I were issued on 23 February 2006.

2. CAPITAL RAISING ACTIVITIES (continued)

(b) Share Subscription Agreement

On 9 December 2005, the Company entered into a share subscription agreement (the "Share Subscription Agreement") with Central View International Limited, a company incorporated in the British Virgin Islands with limited liability and which is wholly-owned by Ms. Choi Ka Yee, Crystal. Pursuant to the Share Subscription Agreement, Central View International Limited agreed to subscribe for and the Company agreed to allot and issue 100,000,000 new shares for cash consideration at a subscription price of HK$0.038 each (the "Share Subscription"). The aggregate gross and net proceeds from the Share Subscription of approximately HK$3.8 million would be used as general working capital for the Group.

Details of the Share Subscription were set out in the Company's circular dated 20 January 2006 and the resolutions in respect of the Share Subscription were duly passed by the Company's shareholders at the special general meeting of the Company held on 13 February 2006. Completion of the Share Subscription Agreement took place on 23 February 2006 and the 100,000,000 new shares were issued on 23 February 2006. The new shares issued rank pari passu in all respects with all other shares then in issue.

(c) Share Placing Agreement

On 9 December 2005, the Company entered into a share placing agreement (the "Share Placing Agreement") with a placing agent. Pursuant to the Share Placing Agreement, the Company agreed to place, through the placing agent on a best effort basis, 176,580,000 new shares (the "Placing Shares") at a price of HK$0.038 each to not fewer than six independent investors. The net proceeds from the Placing Shares would be used as general working capital for the Group.

Details of the Share Placing were set out in the Company's circular dated 20 January 2006. The Placing Shares were issued on 26 January 2006 pursuant to the general mandate granted to the Company's directors at the annual general meeting of the Company held on 23 August 2005. The new shares issued rank pari passu in all respects with all other shares then in issue.

(d) CN Placing Agreement

On 9 December 2005, the Company entered into a conditional convertible notes placing agreement (the "CN Placing Agreement") with a placing agent. Pursuant to the CN Placing Agreement, the placing agent agreed to place, on a best effort basis, up to an aggregate principal amount of HK$60,000,000 convertible notes ("Convertible Notes II") to not fewer than six independent investors (the "CN Placing").

Details of the CN Placing were set out in the Company's circular dated 20 January 2006 and the resolutions in respect of the CN Placing were duly passed by the Company's shareholders at the special general meeting of the Company held on 13 February 2006. The CN Placing has not yet been completed as at 31 March 2006 and up to the date of approval of these financial statements.

3. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/ CHANGES IN ACCOUNTING POLICIES

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants that are effective for accounting periods beginning on or after 1 January 2005. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting years are prepared and presented:

Financial instruments

In the current year, the Group has applied HKAS 32 "Financial instruments: Disclosure and Presentation" and HKAS 39 "Financial instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after 1 January 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 32 and HKAS 39 are summarized below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to the classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

Debt and equity securities previously accounted for under the benchmark treatment of Statement of Standard Accounting Practice ("SSAP") 24

By 31 March 2005, the Group classified and measured its debt and equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 (SSAP 24). Under SSAP 24, investments in debt or equity securities are classified as "investment securities", "other investments" or "held-to-maturity investments" as appropriate. "Investment securities" are carried at cost less impairment losses (if any) while "other investments" are measured at fair value, with unrealized gains or losses included in profit or loss. "Held-to-maturity investments" are carried at amortized cost less impairment losses (if any). From 1 April 2005 onwards, the Group has classified and measured its debt and equity securities in accordance with HKAS 39.

Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognized in profit or loss and equity respectively. Available-for-sale equity investments that do not have quoted market prices in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost less impairment after initial recognition. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortized cost using the effective interest method after initial recognition.

3. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/ CHANGES IN ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Debt and equity securities previously accounted for under the benchmark treatment of Statement of Standard Accounting Practice ("SSAP") 24 (continued)

All investments in securities of the Group as at 31 March 2005 amounting to HK$17,430,000 have been reclassified to "financial assets at fair value through profit or loss" in accordance with HKAS 39 on 1 April 2005. The adoption of this new standard has had no material effect on how the results for the prior accounting years are prepared and presented. Accordingly, no adjustment has been required on 1 April 2005.

Financial assets and financial liabilities other than debt and equity securities

From 1 April 2005 onwards, the Group has classified and measured its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". Financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value being recognized in profit or loss directly. Other financial liabilities are carried at amortized cost using the effective interest method after initial recognition. This change has had no material effect on the results for the current and prior accounting periods.

Share-based payments

In the current year, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognized where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options granted to directors and employees of the Company, determined at the date of grant of the share options, over the vesting period. Prior to the application of HKFRS 2, the Group did not recognize the financial effect of these share options until they were exercised. The Group is required to apply HKFRS 2 retrospectively to share options that were granted after 7 November 2002 and had not yet vested on 1 January 2005. The adoption of this new standard has had no material effect on how the results for the prior accounting years are prepared and presented as all share options granted prior to 1 January 2005 were vested before 1 January 2005. Accordingly, no prior year adjustment has been required.

3. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/ CHANGES IN ACCOUNTING POLICIES (continued)

The HKICPA has issued the following standards and interpretations that are not yet effective. The Group has considered the following standards and interpretations but does not expect they will have a material effect on how the results of operations and financial position of the Group are prepared and presented.

		Notes
HKAS 1 (Amendment)	Capital Disclosures	*1*
HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures	*2*
HKAS 21 (Amendment)	Net Investment in a Foreign Operation	*2*
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions	*2*
HKAS 39 (Amendment)	The Fair Value Option	*2*
HKAS 39 & HKFRS 4 (Amendments)	Financial Guarantee Contracts	*2*
HKFRS 1 & HKFRS 6 (Amendments)	First-time Adoption of Hong Kong Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources	*2*
HKFRS 6	Exploration for and Evaluation of Mineral Resources	*2*
HKFRS 7	Financial Instruments: Disclosures	*1*
HKFRS-Int 4	Determining whether an Arrangement Contains a Lease	*2*
HKFRS-Int 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	*2*
HK(IFRIC)-Int 6	Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment	*3*
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies	*4*
HK(IFRIC)-Int 8	Scope of HKFRS 2	*5*
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives	*6*

Notes:

1. Effective for annual periods beginning on or after 1 January 2007.
2. Effective for annual periods beginning on or after 1 January 2006.
3. Effective for annual periods beginning on or after 1 December 2005.
4. Effective for annual periods beginning on or after 1 March 2006.
5. Effective for annual periods beginning on or after 1 May 2006.
6. Effective for annual periods beginning on or after 1 June 2006.

4. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with HKFRSs. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 March each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All significant intra-group transactions, balances, income and expenses are eliminated on consolidation.

Goodwill

Goodwill arising on an acquisition of a subsidiary represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses. Capitalized goodwill arising on an acquisition of a subsidiary is presented separately in the balance sheet.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in the income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary, the attributable amount of goodwill capitalized is included in the determination of the amount of profit or loss on disposal.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments in subsidiaries

A subsidiary is a company that is controlled by the Company, where the Company has the power to govern the financial and operating policies of such company so as to obtain benefits from its activities.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account their estimated residual value, using the straight-line method, at the following rates per annum:

Plant, machinery and equipment	:	10% to 20%
Furniture and fixtures	:	10%
Motor vehicles	:	10%

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year in which the item is derecognized.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is calculated using the first-in, first-out method.

Financial instruments

Financial assets and financial liabilities are recognized on the balance sheet when a group entity becomes a party to the contractual provisions of the instruments. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets

The Group's financial assets are classified into two categories, financial assets at fair value through profit or loss and loans and receivables. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss has two sub-categories, including financial assets held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade and other receivables) are carried at amortized cost using the effective interest method, less any identified impairment losses. An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the assets' carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognized, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.

The accounting policies adopted in respect of financial liabilities and equity instruments are set out below:

Financial liabilities

Financial liabilities including trade and other payables, short-term borrowings and convertible notes are subsequently measured at amortized cost, using the effective interest method.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial liabilities and equity (continued)

Convertible notes

Convertible notes issued by the Group that contain both financial liability and equity components are classified separately into respective liability and equity components on initial recognition. On initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debts. The difference between the proceeds of the issue of the convertible notes and the fair value assigned to the liability component, representing the embedded option for the holder to convert the loan notes into equity, is included in equity (convertible notes equity reserve). In subsequent periods, the liability component of the convertible notes is carried at amortized cost using the effective interest method. The equity component, represented by the option to convert the liability component into ordinary shares of the Company, will remain in convertible notes equity reserve until the embedded option is exercised (in which case the balance stated in convertible notes equity reserve will be transferred to share premium). Where the option remains unexercised at the expiry date, the balance stated in convertible notes equity reserve will be released to retained earnings. No gain or loss is recognized in the consolidated income statement upon conversion or expiration of the option.

Transaction costs, if any that relate to the issue of the convertible notes are allocated to the liability and equity components in proportion to the allocation of the proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible notes using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Provisions

Provisions are recognized when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

Equity settled share-based payment transactions

Share options granted to directors and employees of the Company

The fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight-line basis over the vesting period with a corresponding increase in equity (share options reserve).

At the time when the share options are exercised, the amount previously recognized in share options reserve will be transferred to share premium. When the share options are forfeited or are still not exercised at the expiry date, the amount previously recognized in share options reserve will be transferred to retained profits/accumulated losses.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment losses (other than goodwill)

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately unless the relevant asset is carried at a revalued amount under another standard, in which case the impairment loss is treated as a revaluation decrease under that standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately unless the relevant asset is carried at a revalued amount under another standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that other standard.

Revenue recognition

Sales of goods are recognized when goods are delivered and title has passed.

Interest income from bank deposits is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation (continued)

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Retirement benefits costs

Payments to Mandatory Provident Fund Scheme and state-managed retirement benefits schemes are charged as expenses as they fall due. The Group's obligations under state-managed retirement benefits schemes are equivalent to those arising in a defined contribution retirement benefits scheme.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation in which case, such exchange differences are recognized in equity in the consolidated financial statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity, in which cases, the exchange differences are also recognized directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized as a separate component of equity (the translation reserve). Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies (continued)

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1 April 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognized in the translation reserve.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognized as a reduction of rental expense over the lease term on a straight-line basis.

5. CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Estimated impairment of property, plant and equipment

The Group evaluates whether items of property, plant and equipment have suffered any impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, in accordance with the stated accounting policy. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

Estimated useful lives of property, plant and equipment

Management determines the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovations and competitor actions in response to severe industry cycles. Management will increase the depreciation charge where useful lives are less than previously estimated, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

Impairment loss of trade and other receivables

The Group's policy for doubtful receivables is based on the on-going evaluation of the collectability and aging analysis of the trade and other receivables and on management's judgments. Considerable judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness and the past collection history of each debtor, and the present values of the estimated future cash flows discounted at the effective interest rates. If the financial conditions of the Group's debtors were to deteriorate, resulting in an impairment of their ability to make payments, additional impairment loss of trade and other receivables may be required.

6. FINANCIAL RISK MANAGEMENT

The Group's major financial instruments include trade and other receivables, investments in securities, bank balances and cash, trade and other payables, short-term borrowings and convertible notes. Details of these financial instruments are disclosed in the respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Currency risk

Certain trade and other receivables, bank balances and cash, trade and other payables and short-term borrowings of the Group are denominated in foreign currencies. The Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties failure to perform their obligations as at 31 March 2006 in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. In order to minimize the credit risk, the management of the Group has delegated a team responsible for monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews regularly the recoverable amount of each individual receivable to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the management considers that the Group's credit risk is significantly reduced.

Interest rate risk

The Group's fair value interest rate risk relates to its fixed-rate borrowings.

7. TURNOVER AND SEGMENT INFORMATION

Turnover represents amounts received and receivable from outside customers from sales of products during the year.

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Business segments

	Provision of healthcare and medical checks services		Manufacturing and sales of garment		Trading of securities		Total	
	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000
TURNOVER	-	-	1,450	4,150	-	-	1,450	4,150
RESULTS								
Segment results	-	-	(37,497)	(11,241)	(1,345)	(9,088)	(38,842)	(20,329)
Unallocated corporate income and expenses							(3,097)	(5,330)
Loss on disposal of subsidiaries							-	(13)
Finance costs							(3,407)	(3,087)
Loss before taxation							(45,346)	(28,759)
Taxation							-	(10)
Loss for the year							(45,346)	(28,769)
ASSETS								
Segment assets	22,401	-	375	53,389	16,171	17,434	38,947	70,823
Unallocated assets							47,202	1,609
Total assets							86,149	72,432
LIABILITIES								
Segment liabilities	44,333	-	37,971	50,450	240	156	82,544	50,606
Unallocated liabilities							1,732	1,014
Total liabilities							84,276	51,620
OTHER INFORMATION								
Capital expenditure	12	-	-	909	-	-		
Depreciation of property, plant and equipment	-	-	1,355	1,618	-	-		
(Gain)/Loss on disposal of property, plant and equipment	-	-	(108)	7,498	-	-		
Impairment loss on property, plant and equipment	-	-	8,492	-	-	-		
Impairment loss on trade and other receivables	-	-	28,087	-	-	-		
Fair value loss on investments in securities	-	-	-	-	1,260	10,317		
Loss on disposal of listed securities	-	-	-	-	-	494		

7. TURNOVER AND SEGMENT INFORMATION (continued)

Geographical segments

The Group's operations are located in the PRC including Hong Kong and Macau and its turnover is substantially derived in the PRC including Hong Kong and Macau and its assets are also substantially located in the PRC including Hong Kong and Macau. Accordingly, no analysis by geographical segment is presented.

8. OTHER OPERATING INCOME

	2006	2005
	HK$'000	*HK$'000*
Interest income from bank deposits	**233**	41
Sundry income	**–**	578
Gain on disposal of property, plant and equipment	**108**	–
Write-back of liabilities	**1,128**	1,980
	1,469	2,599

9. LOSS BEFORE TAXATION

	2006	2005
	HK$'000	*HK$'000*
Loss before taxation has been arrived at after charging:		
Staff costs		
– Directors' emoluments *(Note 12)*	**273**	945
– Other staff costs	**1,001**	1,858
– Other staff retirement benefits schemes contributions	**54**	205
	1,328	3,008
Depreciation of property, plant and equipment		
– Owned assets	**1,355**	1,581
– Leased assets	**–**	37
	1,355	1,618
Impairment loss on property, plant and equipment *(Note 18)*	**8,492**	–
Impairment loss on trade and other receivables *(Note 20)*	**28,087**	–
Loss on disposal of property, plant and equipment	**–**	7,498
Loss on disposal of listed securities	**–**	494
Operating lease rentals in respect of land and buildings	**107**	518
Auditors' remuneration	**313**	280
Cost of inventories expensed	**1,381**	5,010

10. FINANCE COSTS

	2006 HK$'000	2005 HK$'000
Other interest	–	1
Hire-purchase interest	–	35
Interest on short-term bank loans wholly repayable within five years	3,011	3,051
Interest on Convertible Notes I wholly repayable within five years	396	–
	3,407	3,087

11. LOSS ON DISPOSAL OF SUBSIDIARIES

During the year ended 31 March 2005, the Company disposed of its entire equity interests in Broadway Stars Limited and Joint China Trading Limited at a cash consideration of HK$1,144,350 and HK$2 respectively. Further details of the subsidiaries disposed of are disclosed in Note 19 to the financial statements. The aggregate loss of approximately HK$13,000 arising from the disposal of these subsidiaries, being the difference between the aggregate proceeds of the disposal and the aggregate carrying amount of the net assets of these subsidiaries as at the respective dates of disposal, was charged to the consolidated income statement. No tax charge or credit arose from the transactions. The aggregate carrying amounts of the assets and liabilities of the subsidiaries disposed of as at the respective dates of disposal were as follows:

	2005 HK$'000
Net assets disposed of:	
Other investments	1,145
Other receivables	28
Other payables	(15)
Total net assets disposed of	1,158
Loss on disposal of subsidiaries	(13)
Total consideration satisfied by cash	1,145
Less: Cash and cash equivalents disposed of	–
Net cash inflow arising from disposal of subsidiaries	1,145

12. DIRECTORS' EMOLUMENTS

The emoluments paid or payable to each of the Company's directors are as follows:

For the year ended 31 March 2006

	Fees	Salaries and allowances	Discretionary bonuses	Retirement benefits schemes contributions	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Executive directors					
Mr. Chi Chi Hung, Kenneth	–	215	–	11	226
Mr. Cho Kwai Yee, Kevin (Appointed on 14 March 2006)	–	17	–	–	17
Ms. Choi Ka Yee, Crystal (Appointed on 14 March 2006)	–	18	–	–	18
Mr. Siu Kam Chau (Appointed on 14 March 2006)	–	12	–	–	12
Mr. Wong Hin Shek, Hans (Resigned on 14 March 2006)	–	–	–	–	–
Independent non-executive directors					
Mr. Lau Man Tak (Resigned on 22 May 2006)	–	–	–	–	–
Mr. Chun Jay	–	–	–	–	–
Mr. Chan Chi Yuen	–	–	–	–	–
Total	–	262	–	11	273

12. DIRECTORS' EMOLUMENTS (continued)

For the year ended 31 March 2005

	Fees *HK$'000*	Salaries and allowances *HK$'000*	Discretionary bonuses *HK$'000*	Retirement benefits schemes contributions *HK$'000*	Total *HK$'000*
Executive directors					
Mr. Chi Chi Hung, Kenneth	–	390	–	12	402
Mr. Wong Hin Shek, Hans (Appointed on 22 March 2005)	–	–	–	–	–
Mr. Hui Sze Yin, Clarence (Resigned on 22 March 2005)	–	351	–	12	363
Independent non-executive directors					
Mr. Lau Man Tak	–	–	–	–	–
Mr. Chun Jay (Appointed on 12 January 2005)	–	–	–	–	–
Mr. Chan Chi Yuen (Appointed on 12 January 2005)	–	–	–	–	–
Mr. So Hon Cheung, Stephen (Resigned on 12 January 2005)	180	–	–	–	180
Mr. Lee Kin Chung, Simon (Resigned on 15 September 2004)	–	–	–	–	–
Ms. Xia Ling Yun (Resigned on 22 March 2005)	–	–	–	–	–
Total	180	741	–	24	945

There were no arrangements under which the directors of the Company have waived or agreed to waive any remuneration.

13. EMPLOYEES' EMOLUMENTS

The aggregate emoluments of the five highest paid individuals of the Group for the year ended 31 March 2006 included one director (2005: three directors) of the Company, whose remuneration have been disclosed above. Details of the remuneration of the remaining four (2005: two) highest paid, non-director employees of the Group are set out below:

	2006 HK$'000	2005 HK$'000
Salaries and allowances	213	515
Discretionary bonuses	–	–
Retirement benefits schemes contributions	9	18
	222	533

The emoluments of each of the remaining four (2005: two) highest paid, non-director employees were within the band of nil to HK$1,000,000.

During the year, no emoluments were paid by the Group to the five highest paid individuals, including the directors of the Company, as an inducement to join or upon joining the Group or as compensation for loss of office.

Compensation to key management personnel

The directors of the Company consider that they are the only key management personnel of the Group and details of their compensation have been set out above.

14. RETIREMENT BENEFITS SCHEMES

The Group operates a Mandatory Provident Fund Scheme for all qualifying employees in Hong Kong. The assets of the scheme are held separately from those of the Group, in funds under the control of trustees. The Group contributes 5% of relevant payroll costs to the scheme, which contribution is matched by employees. During the year under review, the total amount contributed by the Group to the scheme and charged to the consolidated income statement amounted to approximately HK$21,000 (2005: HK$229,000). As at 31 March 2006, there were no forfeited contributions available for the Group to offset contributions payable in future years (2005: Nil).

15. TAXATION

No provision for Hong Kong profits tax has been made in the financial statements as the companies operating in Hong Kong did not have any assessable profits arising in Hong Kong for both the current and prior years. Taxation on overseas profits has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates.

The taxation charge for the year can be reconciled to the loss before taxation per the income statement as follows:

	2006	2005
	HK$'000	*HK$'000*
Loss before taxation	**(45,346)**	(28,759)
Tax at Hong Kong profits tax rate of 17.5% (2005: 17.5%)	**(7,936)**	(5,033)
Tax effects of unrecognized tax losses	**7,936**	5,043
Tax charge for the year	**–**	10

No deferred tax liabilities have been recognized in the financial statements as the Group and the Company did not have material temporary differences as at 31 March 2006 and 2005.

A deferred tax asset has not been recognized in the financial statements in respect of tax losses available to offset future profits due to the uncertainty of future profit streams against which the asset can be utilized. As at 31 March 2006, the unprovided deferred tax asset of the Group is as follows:

	2006	2005
	HK$'000	*HK$'000*
Tax effect of temporary difference attributable to unutilized tax losses	**7,366**	7,366

The deductible temporary differences and unutilized tax losses do not expire under current tax legislation.

16. LOSS ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY

The loss attributable to the equity holders of the Company includes a loss of approximately HK$3,342,000 (2005: HK$35,730,000) which has been dealt with in the financial statements of the Company.

17. LOSS PER SHARE

The calculation of basic loss per share attributable to the equity holders of the Company is based on the loss for the year attributable to the equity holders of the Company of approximately HK$45,346,000 (2005: HK$28,769,000) and on the weighted average number of ordinary shares of approximately 924,520,000 (2005: 739,545,900).

For the year ended 31 March 2005, diluted loss per share is based on 751,985,225 ordinary shares which is the weighted average number of ordinary shares outstanding during the year, as adjusted for the effects of the vested options outstanding during the year.

For the year ended 31 March 2006, the computation of diluted loss per share did not assume the exercise of the Company's potential ordinary shares granted under the Company's share option scheme and the conversion rights attached to the Convertible Notes I since their exercises would result in a reduction in loss per share.

18. PROPERTY, PLANT AND EQUIPMENT

Group	Plant, machinery and equipment *HK$'000*	Furniture and fixtures *HK$'000*	Motor vehicles *HK$'000*	Total *HK$'000*
At cost:				
As at 1 April 2004	21,218	43	638	21,899
Additions	909	–	–	909
Disposals	(8,607)	–	(638)	(9,245)
As at 31 March 2005 and 1 April 2005	13,520	43	–	13,563
Exchange difference	260	–	–	260
Additions	12	–	–	12
Disposals	(1,623)	(9)	–	(1,632)
As at 31 March 2006	**12,169**	**34**	**–**	**12,203**
Accumulated depreciation and impairment:				
As at 1 April 2004	1,855	4	19	1,878
Depreciation charge for the year	1,570	4	44	1,618
Released on disposals	(861)	–	(63)	(924)
As at 31 March 2005 and 1 April 2005	2,564	8	–	2,572
Exchange difference	50	–	–	50
Depreciation charge for the year	1,351	4	–	1,355
Released on disposals	(275)	(3)	–	(278)
Impairment loss	8,467	25	–	8,492
As at 31 March 2006	**12,157**	**34**	**–**	**12,191**
Net book value:				
As at 31 March 2006	**12**	**–**	**–**	**12**
As at 31 March 2005	10,956	35	–	10,991

As at 31 March 2005, certain of the Group's plant, machinery and equipment with an aggregate net book value of approximately HK$10,793,000 were pledged to secure a bank loan granted to the Group (Note 23(ii)).

During the year ended 31 March 2006, the directors conducted a review of the Group's plant, machinery and equipment and determined that a number of those assets were impaired. Accordingly, an impairment loss of approximately HK$8,492,000 has been recognized in respect of the plant, machinery and equipment, which are used in the garment segment. The recoverable amounts of the relevant assets have been determined on the basis of their value in use at a discount rate of 9.24%.

19. INTERESTS IN SUBSIDIARIES/AMOUNTS DUE FROM SUBSIDIARIES

Company	2006 HK$'000	2005 HK$'000
Unlisted shares at cost, net of provision for impairment losses	–	–

The amounts due from the subsidiaries as shown on the Company's balance sheet are unsecured, interest free and have no fixed terms of repayment. The directors consider that the carrying amounts approximate their fair values.

Particulars of the Company's subsidiaries as at 31 March 2006 are as follows:

Name of company	Place of incorporation/ establishment	Issued and fully paid share capital/ registered capital	Principal activities	Attributable equity interest held by the Company Directly	Indirectly
Nicefit Limited	British Virgin Islands	Ordinary share US$1	Securities trading	100%	–
Charm Advance Limited	British Virgin Islands	Ordinary share US$1	Investment holding	100%	–
Hong Kong Medical Laboratories Limited	Hong Kong	Ordinary share HK$1	Not yet commenced business	–	100%
Hong Kong Health Check Centre Limited	Hong Kong	Ordinary share HK$1	Not yet commenced business	–	100%
A Winner Limited	British Virgin Islands	Ordinary share US$1	Provision of administrative services	100%	–
Win Smarter Limited	Hong Kong	Ordinary shares HK$2	Not yet commenced business	100%	–
Great Excellent Limited	Hong Kong	Ordinary shares HK$2	Not yet commenced business	100%	–
Rollstone Limited	British Virgin Islands	Ordinary share US$1	Investment holding	100%	–
上海凱祥服飾有限公司	PRC	Registered capital RMB40,000,000	Manufacturing and sales of garment in the PRC	–	100%

上海凱祥服飾有限公司 is a wholly foreign owned enterprise established in the PRC.

19. INTERESTS IN SUBSIDIARIES/AMOUNTS DUE FROM SUBSIDIARIES (continued)

During the year ended 31 March 2005, the Company disposed of its entire equity interests in Broadway Stars Limited and Joint China Trading Limited on 3 November 2004 and 8 December 2004 respectively, at an aggregate cash consideration of approximately HK$1,145,000. Details of the disposed subsidiaries are as follows:

Name of company	Place of incorporation/ establishment	Issued and fully paid share capital	Principal activities	Attributable equity interest held by the Company
Broadway Stars Limited	British Virgin Islands	Ordinary shares US$2	Securities trading	100% (Direct)
Joint China Trading Limited	Hong Kong	Ordinary shares HK$2	Trading of garment	100% (Direct)

The aggregate consolidated results of Broadway Stars Limited and Joint China Trading Limited for the period from 1 April 2004 to the respective dates of disposal, which were included in the Group's consolidated income statement for the year ended 31 March 2005, were as follows:

Broadway Stars Limited and Joint China Trading Limited	Period from 1 April 2004 to the respective dates of disposal *HK$'000*
Turnover	–
Cost of sales	–
Gross profit	–
Net unrealized loss on other investments	(1,497)
Administrative expenses	(524)
Finance costs	(1)
Loss before and after taxation	(2,022)

20. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade receivables, with aged analysis *(Note (i))*				
0-60 days	**–**	508	**–**	–
61-90 days	**–**	70	**–**	–
Over 90 days	**645**	198	**–**	–
	645	776	**–**	–
Provision for impairment losses	**(645)**	(118)	**–**	–
Trade receivables, net	**–**	658	**–**	–
Loan receivable *(Note (ii))*	**26,869**	41,005	**–**	–
Provision for impairment losses	**(26,494)**	–	**–**	–
Loan receivable, net	**375**	41,005	**–**	–
Other receivables:				
Deposit paid for acquisition of the Equipments *(Note (iii))*	**16,440**	–	**–**	–
Rental and decoration deposits *(Note (iv))*	**1,900**	–	**–**	–
Prepayments, deposits and other receivables	**4,050**	196	**9**	8
Other receivables, net	**22,390**	196	**9**	8
Total trade and other receivables	**22,765**	41,859	**9**	8

Notes:

(i) General credit terms offered by the Group to its customers are payment by the end of the month following the month in which sales took place.

(ii) As disclosed in the Company's announcements dated 6 August 2004 and 12 January 2006, the loan receivable represents the uncollected outstanding balance of an aggregated amount of various advances made by the Company's PRC subsidiary to 上海凱托(集團)有限公司 ("Shanghai Kaituo") and its subsidiaries and affiliated companies, on 31 March 2004 in accordance with a loan assignment agreement signed on 12 July 2004. As confirmed by the directors of the Company, Shanghai Kaituo is an independent third party. The loan receivable was unsecured, interest-free and was originally due for repayment before the end of year 2004 but was further extended to the end of year 2005. Subsequent to 31 March 2006, the loan was subsequently settled to the extent of approximately HK$375,000. The Company's directors consider it appropriate to recognize a provision for impairment losses of approximately HK$26,494,000 against the remaining overdue balance of the loan which has been charged to the consolidated income statement for the year ended 31 March 2006.

20. TRADE AND OTHER RECEIVABLES (continued)

(iii) On 24 March 2006, the Company announced that Hong Kong Health Check Centre Limited, an indirect wholly owned subsidiary of the Company, entered into a purchasing agreement dated 23 March 2006 with a supplier of medical equipments (the "Vendor"), pursuant to which Hong Kong Health Check Centre Limited agreed to acquire certain advanced medical equipments (the "Equipments") from the Vendor for a total consideration of HK$54,800,000. The transaction constituted a major transaction on the part of the Company under the Listing Rules, further details of which were set out in the Company's circular dated 13 April 2006. Subsequent to the balance sheet date, the resolutions in respect of the transaction were duly passed by the Company's shareholders at the special general meeting of the Company held on 8 May 2006. The balance of approximately HK$16,440,000 as at 31 March 2006 represented the initial deposit paid pursuant to the aforesaid purchasing agreement.

(iv) On 26 April 2006, the Company announced that Hong Kong Health Check Centre Limited, an indirect wholly owned subsidiary of the Company, and Majestic Centre Limited entered into a conditional tenancy agreement dated 29 March 2006 (as supplemented by a supplemental tenancy agreement dated 26 April 2006), pursuant to which Majestic Centre Limited (as landlord) agreed to lease a property to Hong Kong Health Check Centre Limited (as tenant) for an initial term of two years and ten months from 1 June 2006 to 31 March 2009 (both days inclusive). A director of the Company, namely, Ms. Choi Ka Yee, Crystal and her associates (as defined under the Listing Rules) are interested in 50% of the shareholdings of Majestic Centre Limited. The transaction constituted a non-exempt continuing connected transaction on the part of the Company under the Listing Rules, further details of which were set out in the Company's circular dated 11 May 2006. Subsequent to the balance sheet date, the resolutions in respect of the transaction were duly passed by the Company's shareholders at the special general meeting of the Company held on 29 May 2006. The balance of approximately HK$1,900,000 as at 31 March 2006 represented the rental and decoration deposits paid pursuant to the aforesaid tenancy agreement.

(v) The impairment losses of trade and other receivables of approximately HK$28,087,000 charged to the income statement for the year ended 31 March 2006 comprise impairment losses against trade receivables of approximately HK$527,000, impairment losses against loan receivable of approximately HK$26,494,000 (Note (ii) above) and impairment losses against other receivables of approximately HK$1,066,000.

(vi) The directors consider that the carrying amounts of trade and other receivables approximate their fair values.

21. INVESTMENTS IN SECURITIES

	Group	
	2006	2005
	HK$'000	*HK$'000*
Classified as "other investments" in accordance with the benchmark treatment of SSAP 24		
– Equity securities listed in Hong Kong, at market value	–	17,430
Classified as "financial assets at fair value through profit or loss" under HKAS 39		
– Equity securities listed in Hong Kong, at market value	**16,170**	–

As at 31 March 2006, the carrying amount of the Group's investment in the following company exceeded 10% of the total assets of the Group:

Name	Place of incorporation	Principal activities	Particulars of issued shares held	Interest held
Kanstar Environmental Paper Products Holdings Limited	Cayman Islands	Research and development of paper filling material and the manufacture and sale of pulp and paper	Ordinary shares listed on GEM	1.25%

22. TRADE AND OTHER PAYABLES

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade payables, with aged analysis:				
0-60 days	**–**	72	–	–
61-90 days	**60**	34	–	–
Over 90 days	**1,045**	1,542	–	–
Total trade payables	**1,105**	1,648	–	–
Amount due to a director *(Note (i))*	**–**	23	–	23
Other payables and accruals	**3,904**	3,101	**1,752**	1,016
Trade and other payables	**5,009**	4,772	**1,752**	1,039

Notes:

(i) The amount due to a director as at 31 March 2005 was unsecured, interest-free and had no fixed term of repayment. The amount was fully settled during the year ended 31 March 2006.

(ii) The directors consider that the carrying amounts of trade and other payables approximate their fair values.

23. SHORT-TERM BORROWINGS

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Short-term bank loans *(Notes (i) & (ii))*	**34,753**	46,698	–	–
Other loan *(Note (iii))*	**240**	150	–	–
	34,993	46,848	–	–

Notes:

(i) The short-term bank loans as at 31 March 2006 in an aggregate amount of RMB36,143,000 (equivalent to approximately HK$34,753,000) comprised (a) a loan of RMB10,000,000 (equivalent to approximately HK$9,615,000) which was unsecured, interest bearing at 6.696% per annum and repayable in June 2006; (b) a loan of RMB10,000,000 (equivalent to approximately HK$9,615,000) which was unsecured, interest bearing at 6.696% per annum and repayable in August 2006; and (c) a loan of RMB16,143,000 (equivalent to approximately HK$15,523,000) which was unsecured, interest bearing at 5.742% per annum and originally repayable in June 2006 and December 2006. The relevant bank has instigated legal proceedings against the Company's PRC subsidiary to demand early repayment of the unpaid bank loans which amounted to RMB16,143,000 (equivalent to approximately HK$15,523,000). The overdue balance of the said bank loans is chargeable at a penalty daily interest rate of 0.0239%.

23. SHORT-TERM BORROWINGS (continued)

(ii) The short-term bank loans as at 31 March 2005 in an aggregate amount of RMB49,500,000 (equivalent to approximately HK$46,698,000) comprised (a) a loan of RMB10,000,000 (equivalent to approximately HK$9,434,000) which was unsecured, interest bearing at 5.832% per annum and was fully repaid in June 2005; (b) a loan of RMB10,000,000 (equivalent to approximately HK$9,434,000) which was unsecured, interest bearing at 6.372% per annum and was fully repaid in August 2005; and (c) a loan of RMB29,500,000 (equivalent to approximately HK$27,830,000) which was secured by the Group's plant, machinery and equipment with an aggregate net book value of approximately RMB11,441,000 (equivalent to approximately HK$10,793,000) as at 31 March 2005, interest bearing at the prevailing market rates and repayable on 30 June 2005.

(iii) The other loan is unsecured, interest free and repayable on demand.

(iv) The directors consider that the carrying amounts of short-term borrowings approximate their fair values.

24. CONVERTIBLE NOTES I

As disclosed in Note 2(a), the Company issued the Convertible Notes I with an aggregate principal amount of HK$60,000,000 to Top Act Group Limited on 23 February 2006. The principal terms of the Convertible Notes are as follows:

Maturity date : The date falling on the fourth anniversary of the date of issue of the Convertible Notes. Any unredeemed and unconverted Convertible Notes will be redeemed at 100% of the outstanding principal amount together with any accrued interest in cash.

Initial conversion price : HK$0.041 per conversion share (subject to adjustments).

At the initial conversion price of HK$0.041 per share, upon exercise in full of the conversion rights attached to the Convertible Notes I, an aggregate of 1,463,414,634 conversion shares would fall to be issued by the Company.

The holders of the Convertible Notes shall have the right at any time after the issue of the Convertible Notes to convert any outstanding amount of the Convertible Notes at a denomination of HK$1,000,000 each into the conversion shares at the conversion price, unless the amount remaining on exercise of the conversion rights shall be less than HK$1,000,000.

Ranking : The conversion shares when allotted and issued will rank pari passu in all respects with the other shares in issue as at the date of issue of the conversion shares.

Interest : 1% per annum payable half yearly in arrears on 30 June and 31 December in each year

Transferability : The Convertible Notes may be transferred or assigned to any third party without the prior written consent of the Company. Save with the consent of the Stock Exchange, none of the Convertible Notes may be transferred to a "connected person" (as defined in the Listing Rules) of the Company. The Company shall give notice to the Stock Exchange for any transfer of the Convertible Notes and shall state whether any connected person of the Company is involved.

24. CONVERTIBLE NOTES I (continued)

Voting rights : The Convertible Notes do not confer any voting rights at general meetings of the Company on the holder(s) of the Convertible Notes.

Events of default : The events of default provisions which provide that on the occurrence of certain events of default specified in the Convertible Notes (e.g. liquidation), each of the holders of the Convertible Notes shall be entitled to demand for immediate repayment of the principal amount outstanding and accrued but unpaid interest under the relevant Convertible Notes.

Listing : No application will be made for the listing of the Convertible Notes on the Stock Exchange or any other stock exchange.

The Convertible Notes I contain a liability element and an equity component which are required to be separately accounted for in accordance with HKAS 32. An effective interest rate of 9.24% per annum has been used to determine the fair value of the liability element at initial recognition.

	2006 *HK$'000*
Liability element of the Convertible Notes I as at date of issue	**43,937**
Interest charged *(Note 10)*	**396**
Interest payable	**(59)**
Liability element of the Convertible Notes I as at 31 March 2006	**44,274**

25. SHARE CAPITAL OF THE COMPANY

Authorized: *Ordinary shares of HK$0.01 each*	**Number of shares**	**Total value** *(HK$'000)*
As at 1 April 2004	30,000,000,000	300,000
Capital Reduction *(Note 25(a)(i))*	–	(270,000)
Share Subdivision *(Note 25(a)(ii))*	27,000,000,000	270,000
Share Consolidation *(Note 25(a)(iii))*	(27,000,000,000)	–
As at 31 March 2005 and 2006	**30,000,000,000**	**300,000**

Issued and fully paid: *Ordinary shares of HK$0.01 each*	**Number of shares**	**Total value** *(HK$'000)*
As at 1 April 2004	7,357,968,530	73,580
Capital Reduction *(Note 25(a)(i))*	–	(66,222)
Share Consolidation *(Note 25(a)(iii))*	(6,622,171,677)	–
Issue of 147,140,000 new shares (Note 25(b))	147,140,000	1,471
As at 31 March 2005	882,936,853	8,829
Issue of 100,000,000 new shares at HK$0.038 each under the Share Subscription Agreement *(Note 2(b))*	100,000,000	1,000
Issue of 176,580,000 new shares at HK$0.038 each under the Share Placing Agreement *(Note 2(c))*	176,580,000	1,766
As at 31 March 2006	**1,159,516,853**	**11,595**

25. SHARE CAPITAL OF THE COMPANY (continued)

Changes in share capital for the year ended 31 March 2005

(a) Pursuant to the resolutions passed by the Company's shareholders at the special general meeting of the Company held on 3 May 2004, it was resolved that:

(i) the nominal value of all issued shares of the Company of HK$0.01 each was reduced by HK$0.009 each by canceling an equivalent amount of paid up capital per share so that the nominal value of each share was reduced from HK$0.01 to HK$0.001 ("Capital Reduction"), resulting in the reduction of issued share capital of the Company by approximately HK$66,222,000 from HK$73,580,000 to HK$7,358,000. The credit arising from the Capital Reduction was credited to the contributed surplus account of the Company;

(ii) each authorized but unissued share was subdivided ("Share Subdivision") into 10 shares of HK$0.001 each;

(iii) every 10 shares of HK$0.001 each created from the Capital Reduction and Share Subdivision were consolidated into 1 consolidated share of HK$0.01 each ("Share Consolidation");

(iv) the credit standing to the share premium account of the Company was cancelled and the credit arising was credited to the contribution surplus account of the Company; and

(v) the amount which arose as a result of the Capital Reduction and credited to the contributed surplus account of the Company together with the balance already standing in the contributed surplus account of the Company was set off against the accumulated losses of the Company.

(b) On 30 November 2004, the Company announced that it had entered into a placing agreement with a placing agent. Pursuant to the placing agreement, the Company conditionally agreed to place, through the placing agent on a fully underwritten basis, 147,140,000 placing shares to not fewer than six independent investors at a price of HK$0.045 per placing share. The placing shares were issued pursuant to the general mandate granted to the Company's directors at the annual general meeting of the Company held on 30 August 2004. The placing price of HK$0.045 represented (i) a discount of approximately 19.64% to the closing price of HK$0.056 per share as quoted on the Stock Exchange on 30 November 2004, being the last trading day of the announcement on 30 November 2004 and the date on which the terms of the placing were fixed; and (ii) a discount of approximately 19.64% to the average of the closing price per share of HK$0.056 as quoted on the Stock Exchange for the last five trading days immediately prior to 30 November 2004. The net proceeds of approximately HK$6.4 million from the placing were to be used for the repayment of short-term liabilities of approximately HK$3 million and payment for operating activities including rental expenses and staff salaries of approximately HK$3.4 million.

26. SHARE OPTION SCHEME

The Company's share option scheme (the "Share Option Scheme") was adopted pursuant to an ordinary resolution passed by the Company's shareholders at the special general meeting of the Company held on 17 November 2003.

The maximum number of shares which may be issued upon exercise of all outstanding options granted under the Share Option Scheme and any other share option schemes of the Company must not exceed 30% of the total number of shares in issue from time to time. No options may be granted under the Share Option Scheme or any other share option schemes of the Company if this will result in this limit being exceeded.

The total number of shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other share option schemes of the Company must not exceed 10% of the total number of shares in issue on 17 November 2003 unless the Company seeks the approval of the shareholders in general meeting for refreshing the 10% limit under the Share Option Scheme provided that options lapsed in accordance with the terms of the Share Option Scheme or any other share option schemes of the Company will not be counted for the purpose of calculating the 10% limit.

The Share Option Scheme will remain in force for a period of 10 years commencing from 17 November 2003. Options complying the provisions of the Listing Rules which are granted during the duration of the Share Option Scheme and remain unexercised immediately prior to the end of the 10 year period shall continue to be exercisable in accordance with their terms of grant within the option period for which such options are granted, notwithstanding the expiry of the Share Option Scheme.

The subscription price for shares under the Share Option Scheme shall be a price determined by the board of directors of the Company (the "Board"), but shall not be lower than the highest of (i) the closing price of shares as stated in the daily quotation sheet of the Stock Exchange on the date on which the Board approve the making of the offer for the grant of options (the "Date of Grant"), which must be a trading day; (ii) the average closing price of shares as stated in the daily quotations sheets of the Stock Exchange for the five trading days immediately preceding the Date of Grant; and (iii) the nominal value of a share.

26. SHARE OPTION SCHEME (continued)

The following table discloses the details of the Company's share options held by consultants of the Company and the movements in such holdings:

	Number of share options						
Grant date	Outstanding as at 01/04/2004	Granted during the year ended 31/03/2005	Exercised or lapsed during the year ended 31/03/2005	Outstanding as at 31/03/2005	Granted during the year ended 31/03/2006	Exercised or lapsed during the year ended 31/03/2006	Outstanding as at 31/03/2006
11/11/2004	–	44,760,000	–	44,760,000	–	–	44,760,000
Exercisable at the end of the year				44,760,000			44,760,000
Exercise price		HK$0.0348		HK$0.0348			HK$0.0348

During the year ended 31 March 2005, the Company granted an aggregate of 44,760,000 share options to seven consultants on 11 November 2004 and these share options are exercisable in the period of 24 months commencing on the date upon which the options were deemed to be granted and accepted in accordance with the Share Option Scheme. The exercise price of these share options is HK$0.0348 per share. Total consideration received from the consultants for taking up the options granted amounted to HK$7 for the year ended 31 March 2005. No share options were exercised or lapsed during the years ended 31 March 2005 and 2006.

27. RESERVES

Group	Share premium account HK$'000	Capital redemption reserve HK$'000	Translation reserve HK$'000	Convertible Notes equity reserve HK$'000	Accumulated deficit HK$'000	Total reserves HK$'000
As at 1 April 2004	270,774	861	–	–	(302,058)	(30,423)
Adjustments arising from the Capital Reduction *(Note 25(a)(i))*	–	–	–	–	66,222	66,222
Adjustments arising from share premium cancellation *(Note 25(a)(iv))*	(271,218)	–	–	–	271,218	–
Issue of new shares *(Note 25(b))*	5,150	–	–	–	–	5,150
Share issue expenses	(197)	–	–	–	–	(197)
Loss for the year	–	–	–	–	(28,769)	(28,769)
As at 31 March 2005	**4,509**	**861**	**–**	**–**	**6,613**	**11,983**
Issue of new shares under the Share Subscription Agreement *(Note 2(b))*	2,800	–	–	–	–	2,800
Issue of new shares under the Share Placing Agreement *(Note 2(c))*	4,944	–	–	–	–	4,944
Share issue expenses	(167)	–	–	–	–	(167)
Exchange difference on translation of foreign operations	–	–	2	–	–	2
Equity component of Convertible Notes I *(Note 24)*	–	–	–	16,062	–	16,062
Loss for the year	–	–	–	–	(45,346)	(45,346)
As at 31 March 2006	**12,086**	**861**	**2**	**16,062**	**(38,733)**	**(9,722)**

27. RESERVES (continued)

Company	Share premium account HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Convertible Notes equity reserve HK$'000	Accumulated losses HK$'000	Total reserves HK$'000
As at 1 April 2004	270,774	861	241,054	–	(552,259)	(39,570)
Adjustments arising from the Capital Reduction *(Note 25(a)(i))*	–	–	66,222	–	–	66,222
Adjustments arising from share premium cancellation *(Note 25(a)(iv))*	(271,218)	–	271,218	–	–	–
Transfer to set off accumulated losses *(Note 25(a)(v))*	–	–	(549,104)	–	549,104	–
Issue of new shares *(Note 25(b))*	5,150	–	–	–	–	5,150
Share issue expenses	(197)	–	–	–	–	(197)
Loss for the year	–	–	–	–	(35,730)	(35,730)
As at 31 March 2005	**4,509**	**861**	**29,390**	**–**	**(38,885)**	**(4,125)**
Issue of new shares under the Share Subscription Agreement *(Note 2(b))*	2,800	–	–	–	–	2,800
Issue of new shares under the Share Placing Agreement *(Note 2(c))*	4,944	–	–	–	–	4,944
Share issue expenses	(167)	–	–	–	–	(167)
Equity component of Convertible Notes I *(Note 24)*	–	–	–	16,062	–	16,062
Loss for the year	–	–	–	–	(3,342)	(3,342)
As at 31 March 2006	**12,086**	**861**	**29,390**	**16,062**	**(42,227)**	**16,172**

The contributed surplus represents reserves arising from (i) the difference between the then consolidated shareholders' funds of the subsidiaries at the date on which they were acquired by the Company and the nominal amount of the Company's shares issued for the acquisition at the time of the corporate reorganization prior to the listing of the Company's shares on the Stock Exchange in 1993; and (ii) the Company's capital reorganization exercises in prior years. Under the Companies Act 1981 of Bermuda, the contributed surplus of the Company is distributable to shareholders under certain circumstances.

28. NET CASH USED IN OPERATING ACTIVITIES

	2006 *HK$'000*	2005 *HK$'000*
Loss before taxation	**(45,346)**	(28,759)
Adjustments for:		
Finance costs	**3,407**	3,087
Interest income from bank deposits	**(233)**	(41)
Depreciation	**1,355**	1,618
Fair value loss on investments in securities	**1,260**	10,317
Impairment loss on property, plant and equipment	**8,492**	–
Impairment loss on trade and other receivables	**28,087**	–
Write-back of liabilities	**(1,128)**	(1,980)
(Gain)/Loss on disposal of property, plant and equipment	**(108)**	7,498
Loss on disposal of listed securities	**–**	494
Loss on disposal of subsidiaries	**–**	13
Operating cash flows before working capital changes	**(4,214)**	(7,753)
Inventories	**6**	393
Trade and other receivables	**(3,935)**	8,653
Trade and other payables	**304**	(18,121)
Cash used in operations	**(7,839)**	(16,828)
Interest received	**233**	41
Other interest paid	**–**	(1)
Hire-purchase interest paid	**–**	(35)
Interest paid on short-term borrowings	**(2,009)**	(3,051)
Overseas tax paid	**–**	(10)
Net cash used in operating activities	**(9,615)**	(19,884)

29. CAPITAL COMMITMENTS

As at 31 March 2006, the Group had the following capital commitments which were not provided for in the financial statements:

	2006 *HK$'000*	2005 *HK$'000*
Authorized and contracted for in respect of		
– Acquisition of the Equipments *(Note 20)*	**38,360**	–

As at the balance sheet dates, the Company had no significant capital commitments.

30. OPERATING LEASE COMMITMENTS

As at the balance sheet dates, the Group had commitments for future minimum leases payments under non-cancelable operating leases in respect of rented office premises which fall due as follows:

	2006 HK$'000	2005 HK$'000
Within one year	**63**	108
In the second to fifth years inclusive	**–**	63
	63	171

The Company had no significant operating lease commitments as at the balance sheet dates.

31. LITIGATIONS

The Company was a defendant in a law suit brought by a supplier during the year ended 31 March 1998 claiming approximately HK$1,962,000 together with interest and costs relating to a guarantee in respect of a credit facility granted to RCR Electronics Manufacturing Limited, a former subsidiary of the Company. The Company filed a defense in March 1999 in response to the claim and since then, the supplier has taken no further action against the Company. Since the outcome of the litigation could not be determined with reasonable certainty at this stage, no provision has been made in the financial statements.

32. SUBSEQUENT EVENTS

On 19 April 2006, the Company announced that Classictime Investments Limited, an indirect wholly-owned subsidiary of the Company, entered into a subscription agreement dated 18 April 2006 (the "JV Agreement") with Dr. Francis Choi Chee Ming ("Dr. Choi"), an associate of a connected person of the Company, for the formation of Dynamic Effort Holdings Limited, a company incorporated in the British Virgin Islands with limited liability (the "JV Co."). Pursuant to the JV Agreement, the JV Co. will be owned by Dr. Choi and the Group as to 30% and 70% respectively. The total investment of the Group in the JV Co. amounts to HK$21,000,000, representing 70% of the issued share capital of the JV Co.. The JV Co. is proposed to be renamed as "Town Health Medical Technology (China) Company Limited" (康健醫療科技(中國)有限公司) and will be engaged in the business of healthcare and medical checks in the PRC. The transaction constitutes a discloseable and connected transaction on the part of the Company under the Listing Rules, further details of which were set out in the Company's circular dated 10 May 2006. The resolutions in respect of the transaction were duly passed by the Company's shareholders at the special general meeting of the Company held on 29 May 2006.

END